UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Inflection Point Acquisition Corp II

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Titles of Class of Securities)

G4790U102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4790U102	Schedule 13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Inflection Point Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,250,000 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,250,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Inflection Point Holdings II LLC (the “Sponsor”) owns 6,250,000 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”) of Inflection Point Acquisition Corp. II (the “Issuer”), which are convertible into Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) of the Issuer automatically concurrently with or immediately following the consummation of the Issuer’s initial business combination or earlier at the option of the holder on a one-for-one basis (subject to adjustment), as described under the heading “Description of Securities” in the Issuer’s Prospectus (File No. 333-271128) (the “Prospectus”). Michael Blitzer is the sole managing member of the Sponsor and shares voting and investment discretion with respect to the securities held of record by the Sponsor. Michael Blitzer disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(2)	Excludes 6,000,000 Class A Ordinary Shares issuable upon exercise of 6,000,000 warrants held by the Sponsor, each exercisable at $11.50 per share, that are not exercisable within 60 days of the date hereof.
(3)	Based on an aggregate of 31,250,000 Class A Ordinary Shares outstanding, consisting of 25,000,000 Class A Ordinary outstanding as of November 14, 2023, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2023 (File No. 001-41711) plus 6,250,000 Class A Ordinary Shares issuable upon conversion of 6,250,000 Class B Ordinary Shares held by the Sponsor.

CUSIP No. G4790U102	Schedule 13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,250,000 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,250,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The Sponsor, Inflection Point Holdings II LLC, owns 6,250,000 Class B Ordinary Shares of the Issuer, which are convertible into Class A Ordinary Shares of the Issuer automatically concurrently with or immediately following the consummation of the Issuer’s initial business combination or earlier at the option of the holder on a one-for-one basis (subject to adjustment), as described under the heading “Description of Securities” in the Issuer’s Prospectus. Michael Blitzer is the sole managing member of the Sponsor and shares voting and investment discretion with respect to the securities held of record by the Sponsor. Michael Blitzer disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(2)	Excludes 6,000,000 Class A Ordinary Shares issuable upon exercise of 6,000,000 warrants held by the Sponsor, each exercisable at $11.50 per share, that are not exercisable within 60 days of the date hereof.
(3)	Based on an aggregate of 31,250,000 Class A Ordinary Shares outstanding, consisting of 25,000,000 Class A Ordinary Shares outstanding as of November 14, 2023, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2023 (File No. 001-41711) plus 6,250,000 Class A Ordinary Shares issuable upon conversion of 6,250,000 Class B Ordinary Share held by the Sponsor.

CUSIP No. G4790U102	Schedule 13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

Inflection Point Acquisition Corp. II

Item 1(b). Address of Issuer’s Principal Executive Offices:

167 Madison Ave, Suite 205 #1017,

New York, New York 10016

Item 2(a). Name of Person Filing:

This statement is filed on behalf of Inflection Point Holdings II LLC and Michael Blitzer (the “Reporting Persons”):

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

167 Madison Ave, Suite 205 #1017

New York, New York 10016

Item 2(c). Citizenship:

See responses to row 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G4790U102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

CUSIP No. G4790U102	Schedule 13G	Page 5 of 7 Pages

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to row 9 on each cover page.

(b)	Percent of class:

See responses to row 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to row 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to row 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to row 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to row 8 on each cover page.

The securities are held directly by Inflection Point Holdings II LLC. Michael Blitzer is the sole managing member of the Sponsor and shares voting and dispositive control over the securities held directly by the Sponsor. Michael Blitzer disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The members of the Sponsor, including Michael Blitzer, may be entitled to distributions, or to direct the distributions of, securities held by the Sponsor.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. G4790U102	Schedule 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2024

Inflection Point Holdings II LLC

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

/s/ Michael Blitzer
Michael Blitzer

CUSIP No. G4790U102	Schedule 13G	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Joint Filing Agreement.